Exhibit 99.1

Ayr Wellness to Hold First Quarter 2022 Conference Call on May 26, 2022 at 8:30 a.m. ET

MIAMI, May 9, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), will hold a conference call on Thursday, May 26, 2022 at 8:30 a.m. ET to discuss its results for the first quarter ended March 31, 2022.

Ayr CEO Jonathan Sandelman, Co-COO Jennifer Drake and CFO Brad Asher will host the conference call, followed by a question-and-answer period. The Company will provide its financial results in a press release prior to the call.

Date: Thursday, May 26, 2022

Time: 8:30 a.m. ET

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10018928

Webcast: https://www.gowebcasting.com/11803

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Thursday, May 26, 2022.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 8845

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the company’s investor relations team at IR@ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com

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